KAYE SCHOLER LLP

02055662

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com
425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

October 31, 2002

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

RECD S.E.C.
OCT 31 2002
1086

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Reinstatement
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed (i) the Company's Letter to Shareholders (October 2002) and (ii) a Company press release and slide presentation regarding the Company's proposed acquisition of certain publishing businesses from Vivendi Universal.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

dlw 11/4

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Letter to our shareholders

LAGARDERE





Controlled development

October 2002

You have certainly noticed the difficulties companies have been facing over the past two years, perhaps you have even been affected yourselves. Many listed companies have published bad operating results, made a string of acquisitions at exorbitant prices, or reported excessive indebtedness. Finally, some have seen their stock market capitalisation plunge dramatically.

During this same period, the Lagardère Group continued to prosper.

The Group's published operating results have improved continuously. After showing sustained growth in operating income in 1999 (+20.5%) and 2000 (+14.5%) Lagardère Media, despite a much more difficult economic context, continued to make progress in 2001 (+10.4%). And further growth was recorded in the 1st half of 2002 (+7.3%). This high level of performance was achieved through stringent management discipline, including the success of the cost cutting plan launched in 2001.
Whenever real opportunities presented themselves -that is to say, opportunities that were fully justified on a strategic level, at acquisition prices that offered real potential for the creation of value- they were seized. Examples of this are, in magazine publishing, the 42% interest taken in the Marie-Claire Group, the take-over of Attic Futura -the British arm of the Australian press group PMP; in book publishing, the acquisitions of Octopus in Great Britain and Bruño in Spain; in the distribution of cultural and leisure products, Virgin, etc.

This growth through acquisitions has been essentially financed by excess cash generated by operations during the same period. Which means that today Lagardère's debt ratio is very low.

Of course, the Group has not been totally sheltered from all the turbulence experienced on the financial markets; nonetheless, our qualities have enabled our stock to regularly outperform both the CAC40 and the media sector indexes.

Lastly, while no one is really in a position to assert with authority when the economy will recover or the extent of the recovery, our strategic positioning and the success of the cost reduction plan have placed the Group in a position to take full advantage of that economic recovery when it comes.

SUMMARY

HIGHLIGHTS

2002 First Half Results

LAGARDERE MEDIA OPERATING INCOME GROWTH +7.3% (*)
NET INCOME (EXCLUDING EADS) INCREASED +21.7%

Sales (in million €)


13 295
6 227
6 475
1st half 2001
1st half 2002
Total 2001

Operating Income (in million €)


514
197
208
1st half 2001
1st half 2002
Total 2001

CONSOLIDATED REVENUES GREW BY +3.1%
to **6,475** M€ (vs 6,277 M€ in 2001).

• **Lagardère Media** revenues of 3,905 M€ were up +7.6% (+6.7% on a comparable basis). This growth came from the good performance realised especially by the Distribution & Services as well as Book divisions.

• **Matra Automobile** revenues declined by close to -10.9%. The *Espace* minivan, despite a continuing commercial success, is experiencing a progressive erosion of its market share which is typical for a model that has reached the end of its cycle. The *Avantime* is still in a marketing launch phase.

• **EADS** revenues remained stable despite the decline, as expected, from the Space division.

CONSOLIDATED OPERATING INCOME GREW BY +6%
to +208 M€ (vs +197 M€ in 2001)

• **Lagardère Media** contributed **+143 M€, up +7.3%**, on comparable periods (*) The strongest improvement came from "Lagardere Active" as a result of significant cost reductions within "Lagardere Active Broadband" (Digital activities excluding Radio and Television). "Distribution & Services" operating income grew by +3.5%. This is a result of the dynamic internal growth generated by the substantial gains made with new retail concessions as well as new national distribution contracts in the U.S. and Spain. The dynamism helped compensate the effects of the airports activity which has not regained the levels seen before the September 11th events, as well as an increased seasonality resulting from the Virgin acquisition, whose operating income for the year is generated during the second half of the year. "Hachette Livre" rose by +11.7% as a result of the good performance registered in its traditional activities such as trade, illustrated books and education as well as the success of the partworks editorial developments. Up against a steep decline in the US advertising market and without a dynamism within its other activities which were still growing during the first quarter of 2001, "Hachette Filipacchi Medias" (Press activity) saw its operating income drop by −3.8% while improving its operating income margin.

• The **EADS** contribution to the LAGARDERE consolidated accounts was +50 M€ in operating income (compared to +29 M€ for the same period in 2001).

• The **Automobile** division produced an operating income of +27 M€, versus +38 M€ during the first half of 2001.

(*) This growth rate is calculated using the accounting period January to June for the first half of 2001 which is the same for the first half of 2002 regarding "Lagardere Active Broadcast". The published sales for the first half of 2001 included the accounting period October 2000 to March 2001 for "Lagardere Active Broadcast", which now closes its accounts on December 31st instead of September 30th historically.
The Lagardère Media operating income rose by +2,1% based on the published figures.

INTEREST EXPENSE: -183 M€. This expense includes an additional provision for the depreciation of the T-Online shares (-132 M€ before tax). Excluding these non recurring items, the financial expense remained stable overall for Lagardère excluding EADS (-23 M€ versus -22 M€ one year earlier).

NON-OPERATING INCOME: -9 M€. During the same period last year, the non-operating income was +290 M€. This was essentially the result of the profit recorded by EADS regarding the creation of Airbus SAS (a +349 M€ contribution to the LAGARDERE consolidated accounts).

INCOME TAXES. The Income Tax is a positive 133 M€ in the first half of 2002. This reflects a profit of +166 M€ related to a reduction in the provision for the capital gains tax accrued following the sale of Club Internet in April 2000. This adjustment is primarily the result of the reduction of the capital gains tax rate to the long term rate of 20.2%. The original provision was established based on the short term capital gains tax rate of 36.43%.

In summary, and excluding the EADS contribution, NET INCOME is +97 M€, up +21,7%.

SOLID BALANCE SHEET. The net bank debt as of June 30, 2002 is -99 M€, and can be compared with the Consolidated Net Worth of 4,309 M€.

We remind you that the whole of the documents put at the disposal of the market on the occasion of the publication of 2002 First Half Results (press release and documents presented during the analyst meeting on 16 September) can be consulted on the LAGARDERE site at the following address: http://www.lagardere.com/us/finance

HACHETTE FILIPACCHI MEDIAS — Attic Futura

HFM acquires British publishing group Attic Futura


320
YOU+YOUR BREASTS
super sexy



On 12th August 2002, the French publishing group Hachette Filipacchi Médias concluded an agreement with Australian printing group PMP Limited for the purchase of PMP's UK subsidiary, *Attic Futura*.

Founded in 1989, *Attic Futura* is the seventh largest magazine publishing group in the UK. Publishing six(*) titles, it is present in the teen, women's, and entertainment market segments. A London-based company, *Attic* had a turnover in 2001 of M£ 36,5 (M€ 57,1).

This latest acquisition represents Hachette's determination to reinforce its position in the UK, one of Europe's most dynamic markets (whether viewed in terms of advertising or circulation) and especially in the teen and entertainment market segments. Hachette is also convinced of the synergies to be achieved between *Attic Futura*'s titles and the Hachette titles (*Elle, Elle Decoration*, and *Elle Girl*) currently published in the UK.


GET PERFECT SKIN
Wanna be a model?
a victim of txt bullying?
stripping on set

(*)Titles published by *Attic Futura*:

Sugar
(monthly - segment: Teenage Girls)

Inside Soap
(bi-monthly - segment: TV/ Soap Entertainment)

All about Soap
(monthly - segment: TV/Soap Entertainment)

TV Hits
(monthly - segment: Teenage Entertainment)

cd : uk
(monthly - segment: Teenage Entertainment)

B
(monthly - segment - Young Women's)

HFM en Grande-Bretagne


DECORATION


girl

Hachette Filipacchi Médias restructures organisation in Great Britain

Following the takeover of *Attic Futura* by the Hachette Filipacchi Médias group, Emap has decided to end the joint venture it had with HFM in Great Britain.

The Hachette Filipacchi Médias group has taken note of this decision and has decided to group together around *Attic Futura* the different international brand names that it publishes on the British market: *Elle, Elle Decoration* and *Elle Girl*.

This new phase makes the HFM group the only press magazine group today to have operational control of its magazines in almost all of the major world markets.


HIGH STREET
NICE PAIR!

Elle Hong Kong
The February 2001 issue of *Elle Hong Kong* won the "Best Cover" Prize awarded by Sopa (Society of Publishers in Asia).

Elle Girl Quebec
Launch at the end of August of *Elle Girl Quebec* (a French publication) with an edition of 120 pages, with the 17-year-old Canadian singer Avril Lavigne on the magazine's first cover.

Le Journal du Dimanche
Le *Journal du Dimanche*'s subscription circulation in France rose 7.5%, to 295,683 copies. This represents the 2nd strongest circulation increase in the French press.

HACHETTE LIVRE

Octopus

A new Hachette Livre publishing house, Octopus, comes to france

In October 2001, Hachette Livre solidified its foothold in the English-speaking world when it acquired the Octopus Publishing Group, Britain's second-largest publisher of illustrated books. A year later, the Group, which consists of six trade publishers, is crossing the Channel and landing in France in October, under the generic name of Octopus (tag-line: "The publisher of all your passions"). The "new Hachette Livre publishing house" plans to bring out 18 titles. The books are part of Octopus Publishing Group stock; they were selected, translated, and adapted for the French market; they are destined to become "standards". The titles in question are superb books, magnificently illustrated: *Sculptures Végétales* (Vegetable Sculptures), *100 ans de design* (100 Years of Design), *Lustres* (Lights) and *Encyclopédie illustrée de Tolkien* (The Illustrated Tolkien Encyclopedia)...
Next year, Octopus plans to launch 50 books in France, and 40 books from the collections of *Hachette Pratique*, *Marabout*, *Hazan* and *Editions du Chêne* will be published in Great Britain under the *Hachette* trademark in turn.
With Octopus, Hachette Livre is showing the world just how advantageous a well-orchestrated international expansion can be!

http://www.octopus-publishing.co.uk

Top of the wines


Jury n°2
© Dahmane

The 18th edition of *Le Guide Hachette des Vins* came out on September 4

The best known and most used of wine guides was published at the beginning of September. Completely re-vamped, for the past 18 years the guide has been helping the consumer choose according to three criteria: objectivity, quality and diversity. The 2003 edition introduces a lot of novelties: the 443 "coups de cœur" labels are in colour, as are the 49 completely revised maps, a new look (wider format), and now the guide includes details of bed and breakfast and local accommodation. Find out about the 9,500 wines selected from over 30,000 tested between January and May, at 160 tasting commissions. A Guide that should be consumed immoderately!


LE GUIDE
HACHETTE
DES VINS
2003

***Le Guide Hachette des Vins* in a few figures:**

More than 900 anonymous tasters (2/3 of whom are oenologists)
32,000 wines tasted for the 2002 edition

137,566 forms processed including:
96,000 tasting sheets
32,000 producer sheets
9,566 summaries of tasting sheets
9,566 wines selected
440 favourites
6.6 million characters
30 writers
160 tasting commissions

Hachette Pratique
1,248 pages
26 euros

Hachette travel guides


Parc national des Cévennes
itinéraires majeurs
Les côtes de Corse

New destinations for a new collection

The latest collection offers a different perspective and several subject-based angles of approach based on a card game. Explore the richness and magic of each site using post cards (pictures), identity cards (history of the place), calling cards (theme visits illustrated by a card), "carte blanche" (travel log), practical cards (a selection of places to visit), "à la carte" (favourites), etc. Discover the following five destinations: the Burgundy canal, Southern Corsica, the Corsican coast, the Cévennes National park and Saint-Tropez. Complete travel guides that are also attractive books.

Also note the edition of *Hotels and restaurants in Brittany*: a selection of favourites among 112 establishments that will enable you to explore the Breton way of life and authentic places. A practical, illustrated guide to help you find your way round the Armor and Argoat!


UN GRAND WEEK-END À
UN GRAND WEEK-END À

A new look for WE

The collection "Un grand week-end à...", published by Hachette Tourisme, is changing its look. Future editions of WE will sport a more colorful cover and a removable city map with an index of street names.
WE guides contain all the information readers need to explore a city, through 300 addresses that include comments and illustrations. They also feature 350 illustrations and color photos, 16 pages of practical information, and dozens of tours. The first destinations to be examined from a fresh perspective are Seville and Stockholm.

Birthday



1852 : Louis Hachette
opened up the first railway-station bookshop in Paris (Gare de Lyon)



© Archives Hachette

HDS: serving travelers for 150 years...

Hachette Distribution Services celebrated 150 years of serving travelers. That's right, it was in 1852, during a train trip, that Louis Hachette came up with a daring idea: Why not open a network of "railway-station bookshops" to make travel time more pleasant? Thus was born the first such bookshop in the Gare de Lyon, the early ancestor of the outlets that are now recognized from New York to Warsaw under the *Relay* brand. Hachette Distribution Services, which now does business in 19 countries, is an international, specialized distribution group with a network of 3,600 stores and a portfolio made up of such well-known brand names as *Relay* and *Virgin Megastore.*

From its first station bookshops to *Relays* in major airports the world over, the group's teams have in fact written an entire page in the history of commerce with regard to the sale of cultural products both in France and abroad.


RELAY

© Jérome Léglise / HDS

Virgin moves into Barbès!

Virgin Stores opens its 31st store in Paris


Virgin

© Dahmane

On Friday 13 September, after four months of work, Virgin Stores opened its 13th outlet in greater Paris, located at 15 Boulevard Barbès in the 18th District. The new Megastore, the first to open within the city limits in nine years, open Monday through Saturday from 10 a.m. to 10 p.m., occupies two floors, a basement and a ground level. Its 1,507 square metres of retail space will sell 100,000 items in Virgin's four major specialties: Music, Books, Videos, and Multimedia.

The new store is an event because Virgin is the first distributor of cultural products of its size to locate in this area of Paris.

Virgin in Nantes

A Virgin Megastore (1 200 square metres) opened on 29th May, 2002 in Nantes.



from the left to the right: Mr Jean-Noël REINHARDT (Virgin Stores CEO), Mr Bertrand DELANOE (Mayor of Paris), and Ms Annick LEPETIT (Mayoress of 18th District of Paris)

LAGARDERE ACTIVE

The emperor strikes back



© Photo France2/Laurent Denis

On 17th September, at the Invalides (where the former emperor now rests), Lagardère Media launched the series Napoleon with France Télévisions.

Produced by GMT Productions, a subsidiary of Lagardere Active, this international drama series ranked as the television event of this year-end. An impressive international budget and prestigious cast (Isabella Rossellini, Anouk Aimée, Christian Clavier, Gérard Depardieu, and John Malkovitch, among others) came together to create four 90-minute episodes that bring to life this epic tale, which began in November 1799. Television viewers will have their first chance to experience this movie event in October on France 2 at 8:50 p.m. On 2nd October, *Editions du Chêne* has also published a book by Gérard Gengembre entitled "Napoléon, l'empereur immortel" ("Napoleon: the immortal emperor").



© A. Bortel / Napoléon/ GMT Productions

Canal J and TiJi are still the undisputed leaders!

Canal J shores up its leadership. Its 7.7% audience share among 4- to 14-year-olds (vs 7% audience share since the last survey) makes Canal J the top special-interest youth channel, far ahead of its competitors. Canal J has confirmed its ranking as the third-most-watched special-interest channel (1.4% of audience share) among all audience categories.

After just one year on the airwaves, TiJi has seen its audience share soar by over 20% in the 4- to 10-year-old niche, to 4.1% (vs 3.5% since the last survey). This is amazing when you consider that less than one-third of all subscriber families have yet picked up this channel. Canal J and TiJi capture a combined 40% of the audience share (for 4- to 10-year-olds) vs 35% since the last survey. This is a genuine success for Lagardère Active channels.

Latest results from MédiaCabSat published in July 2002

MCM, the reference music channel in France, confirms its position as leading music channel and becomes the number one specialist channel for the target audience of the 15-24 age group. This means that MCM is now ahead if all its direct and indirect competitors. On the strength of this leadership, MCM remains the showcase of the French and International music scene and is the favourite Channel of a whole generation.

Virgin

The virginmega.fr site (digital musical distribution) opened to the cyber-public on April 24.

TV

Image et Compagnie plans the first dramatic adaptation of Joseph Kessel's *Lion*, to be produced for France 2. Alain Delon will play one of the main characters.

Timely News, Whatever the Weather

La Chaîne Météo **introduced a multi-access weather forecasting service.**

This is the first time a TV station has offered its content on five different media: television, interactive screens (CanalSatellite and NC Numericable), automated voice information, Minitel, and the Internet (www.lachainemeteo.com). The new fee-based services cover France's 36,000 communes 7 days per week and provide targeted special-interest weather reports (for golfers, fishermen, and more). *La Chaîne Météo* is also offering a hotline for customers interested in consulting one of the station's meteorologists by phone. All in all, these new services aim to meet public expectations more accurately and to provide the station's second-largest revenue stream by the end of 2003.



Interactive Beauty

In a follow-up to the partnership agreement signed between Lagardere Active iTV and Open TV, the two companies have just supplied DirectTV Latin America (the top satellite operator in Latin America and the Caribbean) with a new interactive channel: *Elle Beauty*. Since mid-May, the women's station has offered information on a wide range of topics while faithfully reflecting the image of the magazine published by HFM. *Elle Beauty* rounds out a line of three other services already being broadcast in Spanish and Portuguese by DirectTV Interactive.

Hachette Multimedia's Encyclopaedia


ENCYCLOPEDIE
HACHETTE
INTEGRALE
2003

"2003 Publication, Version intégrale": Everything you always wanted to know about everything

More ergonomic and user-friendly than ever, the publication features 3,200 topics, 50,000 encyclopaedia articles, 65,000 definitions, 17,000 illustrations (photos, videos, and the like), a world geographic atlas, and more. This year, it has even been enhanced by 3,500 Internet addresses. The encyclopaedia comes in various formats: a standard version costing € 50 (two CD-ROMs) and an unabridged version of three CD-ROMs (or one DVD-ROM) for € 80. This last version also contains many dictionaries and the *iFinger* software, which instantly retrieves the definition or translation of a term!

EADS

A prestigious baptism for Airbus



President Jacques Chirac inaugurated the A380's future assembly site

© Thierry Ersh/Paris Match



Endorsed by the French President, the assembly plant for the world's biggest super jumbo was inaugurated in July. Flanked by Airbus CEO Noël Forgeard, the CEOs of EADS, Philippe Camus and Rainer Hertrich, Arnaud Lagardère, transport minister, Gilles de Robien, Philippe Douste-blazy, local MP and mayor of Toulouse, Air France chairman Jean-Cyril Spinetta, and many local elected officials, a satisfied Chirac pointed out that, "The A380 symbolizes the kind of success Europe is capable of when we combine our efforts, pool our expertise, and capitalize on our differences". He also hailed the initiative as "the world's most ambitious civil aviation programme". The 50-hectare assembly plant has been set down in the middle of a 220-hectare mixed development zone christened "Aéroconstellation", northeast of Blagnac airport's runways. Dubbed "Star", the plant is tailored to the dimensions of the upcoming giant of the skies. The central assembly arch will occupy 100,000 square metres and cover an area nearly 500 metres long, 250 metres wide, and 46 metres high. It will sit next to a static test building spanning 12,000 square metres. The facility will employ 1,700 people by mid-2003 and 2,000 by 2008, and will be able to turn out up to eight airplanes per month. Work on the plant, which began last January, should be complete by late 2003 so that the first sections of the first A380 can be shipped to it. The initial test flight is slated for early 2005 and the first deliveries to Singapore Airlines and the Emirates are expected in early 2006; the cargo version of the A380 should go into service two years later.
Airbus currently has 95 firm orders for the A380.

MATRA AUTOMOBILE

A revved-up product line



© MATRA

New engines and equipment for *Avantime*





Marketed in France in late 2001 and in the key European countries beginning last February, *Avantime* has launched a new automobile concept that combines a comfortable interior with driving pleasure. The clean, "avant-garde" style of the sedan minivan is a worthy example of the design innovation tradition of the Matra-Renault partnership.
Originally offered with a single 3.0 V6 24v engine and a six-speed manual transmission, *Avantime* is now revving up its line by adding three new engines: a 2.0 Turbo 16v gasoline model, a 3.0 V6 24v version, now available with the Proactive five-speed automatic transmission, and a 2.2 dCi turbo-Diesel common rail. This type of engine accounts for 60% of upscale car sales in France and 42% in Europe. It should enable Matra to sharply step up its production rates at its manufacturing sites in Romorantin and Theillay.
With a list price starting at 29,150 euros, all *Avantime* models now come with *Expression*, a new level of standard equipment. The goal is to win a larger client base. The *Avantime* line enhancements were showcased during the "press tests"; the 350 European journalists invited stressed the quality of the vehicles presented.

Lagardere Share

Stock Market	Stock Market Paris Premier Marché - SRD
SICOVAM Code	13021
High (*)	€ 54,85
Low (*)	€ 35,50
Number of shares at 1st January, 2002	138.668.672
Market Capitalisation (€ billion)	5,6
Average daily trading volume (**)	508.265
Dividends for 2001(***) (paid from May 29, 2002)	Net : € 0,82 Tax Credit : € 0,41 Gross : € 1,23

(*) To September 27, 2002 (from January 1, 2002)

(**) Average from January to August, 2002

(***) Voted at Shareholders' General Meeting on May 23, 2002

LAGARDERE relative to the CAC 40 and DJ STOXX MEDIA,
From January 1, 1999 to September 25, 2002



300
250
200
150
100
50
1999
2000
2001
2002
LAGARDERE
DJ STOXX MEDIA
CAC40
Source : DATASTREAM

Meetings to be held outside Paris

- Thursday 10 October: Reims
- Tuesday 5 November: Nîmes
- Tuesday 3 December: Rennes

The lagardere.fr site earned top marks (a maximum score of 20!) for its financial communication, according to a study by the WebDiag consulting company.

Shareholders' Consultative Committee

- The next plenary meeting of the Shareholders' Consultative Committee will be held on October 11, 2002

- **Invitation to Applicants :**
The mandates of 3 of the 12 members of the Shareholders Consultative Committee will be expiring at the end of this year. Their replacements will be appointed in January 2003 at the latest. You may send your application to (with letter in support):

LAGARDERE SCA
For the attention of Mr Alain Lemarchand
4 rue de Presbourg
75116 Paris - FRANCE

NB: A topic on the Shareholders Consultative Committee can be consulted on the Lagardère Group's website (http://www.lagardere.com/us/info_financieres/actionnaires_comite.shtml). A copy of the rules can also be sent to you upon request (phone: 33.1.40.69.19.22)

LAGARDERE

Contacts:
Centre d'information des actionnaires de Lagardère SCA
121 avenue de Malakoff
75216 Paris Cedex 16

Telephone:
33.1.40.69.20.73.

Internet:
http//www.lagardere.com

Financial information:
http//www.lagardere.com/us/finance

E.mail:
lalettre@lagardere.fr

NATEXIS BANQUES POPULAIRES

LAGARDERE

Press Release

Lagardère is pleased by the decision made by Vivendi Universal regarding the acquisition of its publishing activity, Vivendi Universal Publishing (excluding Houghton Mifflin).

The structure chosen for the purchase of these activities responds to the wishes of the seller, Vivendi Universal, to ensure the completion of the transaction and to receive the payment as quickly as possible.

It's therefore, in total agreement with the group Vivendi Universal that Natexis Banques Populaires intervene, following Lagardère's demand, to purchase Vivendi Universal Publishing (excluding Houghton Mifflin).

The intervention of Natexis Banques Populaires is in compliance with article 3.5. (a) of the Community Laws N° 4064/89 relative to anti-trust matters which permits a financial institution to acquire a business with the objective of reselling it without having to obtain the authorization of the European Commission (such an operation is not considered as a concentration of market share).

The terms of this process were explained in detail to the European Commission who approved them. The resale of the businesses by Natexis Banques Populaires to Lagardère will entail the review process by the anti-trust authorities, that is normal for this operation.

Only after the approval by the anti-trust authorities, will Natexis Banques Populaires be able to transfer the businesses to Lagardere at the price initially paid.

Paris, October 23, 2002

Contacts Natexis Banques Populaires :

Financial Communication
Pierre Jacob : +33.1 40 39 65 27

Press contact
Maryvonne Monique Pollet : +33. 1 40 39 66 97

Contacts Lagardère:

Thierry Funck-Brentano
Tel. +33.1 40 69 16 34

Jean-Pierre Joulin
Tel. +33.1 40 69 18 03

Arnaud Molinié
Tel. +33.1 40 69 16 72

Investor Relation Contact:
Alain Lemarchand
Tel. +33.1 40 69 18 02



LAGARDERE MEDIA

VUP / HACHETTE LIVRE

OCTOBER, 2002



Lagardère - One more step towards Media


We acquire…
High quality content
Solid business
Biz where we have strong expertise
VUP transaction
It brings…
Earnings accretive
Media exposure increased
Profitability profile improved
Fully owned media asset

2 *From now on, focus on reducing the gearing ratio of Lagardere to get ready for further investment opportunities in the media area*



Acquisition scope

Vivendi Universal Publishing

- France
- Spain
- Europe-Others
  (Belgium-UK…)
- South America
  (Brazil-Mexico…)



Acquired Brands

Literature

- Robert Laffont
- Plon-Perrin
- Presses-Solar-Belfond
- Pocket - 10/18
- Allanza

Education

- Nathan
- Bordas
- Dunod Dalloz
- Armand Colin
- Anaya
- Atica
- Scipione

Reference

- Larousse
- Le Robert
- Harraps
- Chambers
- Kingfisher (U.K.)



Turnover of the New Company

Hachette Livre


U.K
16%
Others
7%
Spain
9%
France
68%

Total : M€ 846*

VUP


U.K.
1%
Others
19%
Spain
23%
France
57%

Total : M€ 1,062*

Hachette Livre + VUP


U.K.
8%
Others
14%
Spain
16%
France
62%

Total : M€ 1,908

** Actual 2001 Figures*

Subject to the approval of the Competition Authorities

Publisher Rankings

Lagardère Media · N°5 world-wide


2001 sales (*) in Euros Billions
7
6
5
4
3
2
1
0
5,842
3,284
2,589
2,063
1,908
1,227
1,147
1,026
0,932
Pearson (GB)
Bertelsmann (ALL)
McGraw-Hill (USA)
Thomson (USA)
Lagardère Media (Fr)
Holtzbrink (ALL)
News Corp (Australie)
Reader's Digest (USA)
Reed Elsevier (GB)

(*) Publishing excluding Sciences, Technical and Medical *Source : "La Tribune" / Annual Reports 2001*

Subject to the approval of the Competition Authorities

LAGARDERE

Publisher Rankings

Lagardère Media • N°3 European



CA 2001 (*) en milliards d'euros
7
6
5
4
3
2
1
0
5,842
3,284
1,908
Pearson (GB)
Bertelsmann (ALL)
Lagardère Media (Fr)

(*) Publishing excluding Sciences, and Medical

Source : "La Tribune" / Annual Reports 2001

Subject to the approval of the Competition Authorities

LAGARDERE



Acquisition Price...

M€ 1,250 (a)

... Multiples (b)

1,2	**Turnover**
12	**Operating Profit**
10	**EBITDA (after "plate" amortization)**

(a) *enterprise value*

(b) *based on the 2001 figures*

Subject to the approval of the Competition Authorities

LAGARDERE



Procedure

1- Following the consultation period with the concerned workers councils, and at Lagardère's demand, Natexis Banques Populaires will acquire the entire group of businesses, in compliance with article 3.5 (a) of the Community Laws N° 4064/89 relative to anti-trust matters.



Procedure

2- At the same time, Natexis Banques Populaires will sign a contract with Lagardère concerning the sale to Lagardère of these same businesses at the same price.

3- Following a favorable decision by the anti-trust authorities, Natexis Banques Populaires will transfer to Lagardère these same businesses.



Procedure

4- The businesses that Lagardère will not be authorized to retain, will be sold within a time frame established by the anti-trust authorities.



Financing...
... Financial Structure

· From the start, the acquisition will be funded by drawing down on the Syndicated Credit Facility

· Leverage : the ratio of net debt to equity

- as of 30/06/02 : 2%
- after the acquisition : 31%

before divestiture

Subject to the approval of the Competition Authorities

LAGARDERE

Impact on Income

1- Earnings Accretive from the first year (2003)

- before "Goodwill depreciation"
- after "Financial expense"
- before synergies

2- Computed on a 2001 pro forma basis, the accretion on the consolidated net profit* of Lagardère is 3% (excluding EADS: 9%).

before divestiture

** before goodwill depreciation*



Lagardère Media...
... 2001 pro forma

(M€)	*Hachette Livre*	*Lagardère Media*
Turnover		
pro forma _	***1,908***	**8,730**
as reported	*846*	*7,668*
Operating Profit		
pro forma	***168***	**456**
as reported	*65*	*353*

before divestiture

Subject to the approval of the Competition Authorities